SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 1)*

                                 MediaBay, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   58446J 10 8
                                 (CUSIP Number)

                             Brad L. Shiffman, Esq.
                        Blank Rome Tenzer Greenblatt LLP
          405 Lexington Avenue, New York, New York 10174 (212) 885-5442
             Name, Address and Telephone Number of Person Authorized
                     to Receive Notice and Communications)

                                December 31, 2002
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP NO. 58446J108                                            Page 2 of 5 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Howard Herrick
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         00, See Item 3
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or  2(e)                                                 |_|


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,238,460 (includes options to purchase 750,000 shares of
                     Common Stock), See Item 5
               -----------------------------------------------------------------
               8     SHARED VOTING POWER

 NUMBER OF           8,321,322 (includes 892,857 shares of Common
   SHARES            Stock issuable upon conversion of a convertible
BENEFICIALLY         note and 4,464,285 shares of Common Stock
  OWNED BY           issuable upon conversion of convertible preferred
    EACH             stock), See Item 5
 REPORTING     -----------------------------------------------------------------
   PERSON      9     SOLE DISPOSITIVE POWER
    WITH
                     1,238,460 (includes options to purchase 750,000 shares of
                     Common Stock), See Item 5
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     8,321,322 (includes 892,857 shares of Common Stock
                     issuable upon conversion of a convertible note and 4,464,285 shares of Common Stock issuable upon conversion of convertible preferred stock), See Item 5
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,559,782 (includes options to purchase 750,000 shares of Common Stock, 892,857 shares of Common Stock issuable upon conversion of a convertible note and 4,464,285 shares of Common Stock issuable upon conversion of convertible preferred stock), See Item 5

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         46.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                Page 2 of 5 Pages

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP NO. 58446J108                                            Page 3 of 5 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         N. Herrick Irrevocable ABC Trust
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or  2(e)                                                 |_|


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0, See item 5
               -----------------------------------------------------------------
               8     SHARED VOTING POWER

 NUMBER OF           8,321,322 (includes 892,857 shares of Common Stock issuable
   SHARES            upon conversion of a convertible note and 4,464,285 shares
BENEFICIALLY         of Common Stock issuable upon conversion of convertible
  OWNED BY           preferred stock), See Item 5
    EACH
 REPORTING     -----------------------------------------------------------------
   PERSON      9     SOLE DISPOSITIVE POWER
    WITH
                     0, See Item 5
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     8,321,322 (includes 892,857 shares of Common Stock
                     issuable upon conversion of a convertible note and 4,464,285 shares of Common Stock issuable upon conversion of convertible preferred stock), See Item 5
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,321,322 (includes 892,857 shares of Common Stock issuable upon conversion of a convertible note and 4,464,285 shares of Common Stock issuable upon conversion of convertible
         preferred stock), See Item 5
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         42.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         00 - Trust
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                Page 3 of 5 Pages

Item 3. Source and Amount of Funds or other Consideration.

      On December 31, 2002, the N. Herrick Irrevocable ABC Trust (the "Trust"), of which Howard Herrick is the sole trustee, purchased at a price of $3,300,000 in a private transaction the following securities: (i) a $500,000 convertible senior subordinated promissory note issued by the Company (the "Note") and (ii) 25,000 of Series A Convertible Preferred Stock of the Company (the "Preferred Shares").

Item 4. Purpose of Transaction.

      The purpose of the acquisition of the securities referred to in Item 3 above by the Trust was for investment purposes.

Item 5. Interest in Securities of the Issuer.

      As of the December 31, 2002, Howard Herrick beneficially owns an aggregate of 9,559,782 shares of Common Stock, constituting approximately 46.8% of the outstanding Common Stock. The amount includes: (i) 488,460 shares owned of record by Howard Herrick, (ii) 750,000 shares of Common Stock issuable upon exercise of plan stock options held by Howard Herrick, (iii) 2,964,180 shares of Common Stock owned of record by the Trust, (iv) 892,857 shares of Common Stock issuable upon conversion of the Note owned of record by the Trust and (v) 4,464,285 shares of Common Stock issuable upon conversion of the Preferred Shares held by the Trust. Howard Herrick, as trustee of the Trust, has voting and dispositive power over the shares of Common Stock held by the Trust. This amount does not include any shares owned of record or beneficially by Norton Herrick, the father of Howard Herrick, Michael Herrick, a brother of Howard Herrick or by any other family members, as to which Howard Herrick disclaims beneficial ownership.

      As of December 31, 2002, the Trust beneficially owns an aggregate of 8,321,322 shares of Common Stock, constituting 42.2% of the outstanding Common Stock. This amount includes (i) 2,964,180 shares of Common Stock owned of record by the Trust, (ii) 892,857 shares of Common Stock issuable upon conversion of the Note owned of record by the Trust and (iii) 4,464,285 shares of Common Stock issuable upon conversion of the Preferred Shares owned of record by the Trust.

Item 7. Materials to be filed as Exhibits.

None


                                Page 4 of 5 Pages

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 10, 2003


                                                /s/ Howard Herrick
                                       -----------------------------------------
                                                Howard Herrick


                                       N. HERRICK IRREVOCABLE ABC TRUST


                                       By:   /s/ Howard Herrick
                                           -------------------------------------
                                             Howard Herrick, Trustee


                                Page 5 of 5 Pages